CADENCE RESOURCES CORPORATION
3760 North US 31 South
P.O. Box 961
Traverse City, Michigan 49685-0961

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about November 10, 2005 to the holders of record at the close of business on October 28, 2005 (the “Record Date”) of common stock, par value $0.01 per share, of Cadence Resources Corporation, a Delaware corporation (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company as contemplated by the Agreement and Plan of Merger dated as of January 31, 2005, as amended as of July 29, 2005, and as further amended as of September 16, 2005 (the “Merger Agreement”), by and among the Company, Aurora Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of the Company (the “Acquisition Sub”), and Aurora Energy, Ltd., a Nevada corporation (“Aurora”). The principal transactions contemplated by the Merger Agreement were consummated on October 31, 2005.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of the Company’s securityholders.

A copy of the Merger Agreement was filed with the Securities and Exchange Commission (the “SEC”) as an exhibit to a Current Report on Form 8-K dated February 2, 2005.

WE ARE NOT SOLICITING YOUR PROXY.
NO VOTE OR OTHER ACTION BY THE COMPANY’S SECURITYHOLDERS
IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL

On January 31, 2005, the Company and the Acquisition Sub signed the Merger Agreement with Aurora. Pursuant to the Merger Agreement, as of the close of business on October 31, 2005, (i) the Acquisition Sub merged with and into Aurora, with Aurora being the surviving corporation in the merger (the “Merger”); (ii) each outstanding share of the common stock, par value $0.001 per share, of Aurora (the “Aurora Common Stock”) was cancelled and converted into the right to receive two (2) newly issued shares of the common stock, par value $0.01 per share, of the Company (the “Company Common Stock”); and (iii) each option, warrant or other security representing the right to acquire a share of Aurora Common Stock was converted into the right to acquire two shares of Company Common Stock, with appropriate adjustments made to any exercise prices, as applicable.

As of the Record Date, the Company had approximately 21,861,327 outstanding shares of Company Common Stock and 34,950 outstanding shares of preferred stock (which are convertible into 39,950 shares of Company Common Stock). Holders of shares of Company Common Stock are entitled to one vote per share on all matters for which the securityholders are entitled to vote. In connection with the Merger, the Company is required to issue to the former shareholders of Aurora up to 37,512,366 shares of Company Common Stock, based on the Merger’s exchange ratio of two (2) shares of Company Common Stock for each outstanding share of Aurora Common Stock, bringing the total outstanding shares of Company Common Stock to 59,373,693. In addition, the Company has reserved 10,497,328 shares of Company Common Stock for issuance upon the exercise of options formerly exercisable for Aurora Common Stock.

In connection with the closing under the Merger Agreement, (i) Jeffrey M. Christian, Glenn DeHekker and John P. Ryan, three of the five members of the Board of Directors of the Company, resigned, (ii) the size of the Company’s Board of Directors was reduced to three persons, and (iii) William W. Deneau, former Chairman of Aurora, was named as a director of the Company, to serve with Howard M. Crosby and Kevin D. Stulp, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, the following four additional directors designated by Aurora management will become directors of the Company: Earl V. Young, Gary J. Myles, Richard Deneau and Ronald E. Huff.

In connection with the closing of the Merger, certain shareholders of the Company, including certain former Aurora shareholders who became shareholders of the Company in connection with the Merger, executed and delivered voting agreements pursuant to which they agreed, for a period of 36 months, to vote an aggregate of 22,740,830 of their shares of Company Common Stock in favor of (i) five directors designated by William W. Deneau, who shall initially be William W. Deneau, Earl V. Young, Gary J. Myles, Richard Deneau, and Ronald E. Huff; and (ii) two directors designated by William W. Deneau from among the Company’s Board of Directors immediately before the closing of the Merger, who shall initially be Howard M. Crosby and Kevin D. Stulp. In addition, such shareholders agreed to vote all of their shares of Company Common Stock to ensure that the size of the Board of Directors will be set and remain at seven directors.

In addition, also in connection with the closing of the Merger, certain shareholders of the Company executed and delivered irrevocable proxies naming, for a period of 36 months, William W. Deneau and Lorraine King as proxies to vote an aggregate of 10,102,286 shares of Company Common Stock held by such shareholders in the manner determined by such proxies.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of the Company’s equity securities immediately before and after the closing of the transactions contemplated by the Merger Agreement by:

•
each securityholder known by the Company to be the beneficial owner of more than 5% of the Company’s outstanding securities immediately before and immediately after the closing of the transactions contemplated by the Merger Agreement;

•
each current director and each person that will become a director following the closing of the Merger Agreement and following the mailing of this information statement to the shareholders of the Company on the Record Date;

•	each of the named executive officers of the Company listed in the table under the caption “Executive Compensation”;

•	all current directors and executive officers as a group; and

•	all directors and executive officers as a group following the closing of the Merger Agreement.

Percentages in the table represent the number of shares of Company Common Stock beneficially owned immediately before the merger, and immediately after the merger, as applicable, by each named person or group, expressed as a percentage of the sum of all of (i) the shares of Company Common Stock outstanding (or deemed outstanding) at such time, and (ii) the number of shares not outstanding, but beneficially owned by such named person or group as of such date.

Unless otherwise specified, the address of each of the persons set forth below is in care of Cadence Resources Corporation, 3760 North US 31 South, P.O. Box 961, Traverse City, Michigan, 49685-0961.

	Before Closing of the Merger Agreement (2)		After Closing of the Merger Agreement (2)(3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares (3)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares

Howard M. Crosby	1,013,468 (4)	4.63%	1,477,808 (4)	2.49%
John P. Ryan	855,234 (5)	3.90%	1,006,124 (5)	1.69%
Kevin D. Stulp	507,500 (6)	2.31%	527,500 (6)	0.89%
Jeffrey M. Christian	211,000 (7)	0.96%	211,000 (7)	0.35%
Glenn DeHekker	203,500 (8)	0.92%	203,500 (8)	0.34%
Nathan A. Low Roth IRA and affiliates 641 Lexington Avenue New York, New York 10022	3,547,742 (9)	16.03%	5,052,142 (9)	8.47%
Thomas Kaplan 154 West 18th Street New York, New York 10011	2,290,992 (10)	10.48%	3,090,992 (10)	5.14%
Rubicon Master Fund (11) c/o Rubicon Fund Management LLP P103 Mount Street London W1K 2TJ, UK	2,800,000 (12)	12.80%	8,000,000 (12)	13.47%
Crestview Capital Master, LLC 95 Revere Drive, Suite A Northbrook, Illinois, 60062	1,840,000 (13)	8.42%	4,000,000(14)	6.50%

	Before Closing of the Merger Agreement (2)		After Closing of the Merger Agreement (2)(3)
Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares (3)	Amount and Nature of Beneficial Ownership	Percent of Outstanding Shares

William W. Deneau	N/A	N/A	4,212,500 (15)	7.02%
Gary J. Myles	N/A	N/A	259,998 (16)	0.44%
Earl V. Young	N/A	N/A	386,204 (17)	0.65%
Richard Deneau	N/A	N/A	--	--
Ronald E. Huff	N/A	N/A	--	--
John V. Miller, Jr.	N/A	N/A	3,289,762 (18)	5.49%
Thomas W. Tucker	N/A	N/A	2,240,620 (19)	3.74%
Lorraine M. King	N/A	N/A	360,000 (20)	0.60%
All executive officers and directors as a group (5 persons) pre-merger	2,785,002 (21)	12.39%	--	--
All executive officers and directors as a group (11 persons) post-merger	N/A	N/A	13,754,816 (22)	23.00%
____________________

(1)	Addresses are only given for holders of more than 5% of the outstanding Common Stock of Cadence.

(2)
A person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Except as otherwise indicated the named entities or individuals have sole voting and investment power with respect to the shares of Common Stock beneficially owned.

(3)
For purposes of this table, a person who held Aurora Common Stock immediately before the merger is deemed to hold, immediately after the merger, the number of shares of Company Common Stock into which his shares of Aurora Common Stock were converted in the merger. Delivery of such shares of Company Common Stock will be made through the Company’s transfer agent after the completion of the merger.

(4)
Includes 154,168 shares of Company Common Stock held by Crosby Enterprises, Inc. and options to purchase 50,000 shares of Company Common Stock in the “Before Closing of the Merger Agreement” column. Includes 270,000 shares of Company Common Stock held by Crosby Enterprises, Inc., 40,000 shares of Company Common Stock owned by the Crosby Family Living Trust, 130,000 shares of Company Common Stock owned by CORK Investments, Inc. and options to purchase 50,000 shares of Company Common Stock in the “After Closing of the Merger Agreement” column.

(5)
Includes options currently exercisable for 50,000 shares of Company Common Stock and warrants currently exercisable for 37,500 shares of Company Common Stock, 172,875 shares of Company Common Stock owned by Nancy Martin-Ryan, 45,000 shares of Company Common Stock owned by John Ryan as custodian for Karen Ryan, 45,000 shares of Company Common Stock owned by John Ryan as custodian for Patrick Ryan, 150,000 shares of Company Common Stock owned by J.P. Ryan Company, Inc., and 87,500 shares of Company Common Stock owned by Andover Capital Corporation.

(6)
Includes options currently exercisable for 50,000 shares of Company Common Stock and warrants currently exercisable for 100,000 shares of Company Common Stock, 2,750 shares of Company Common Stock owned by the Kevin Dale Stulp IRA and 1,750 shares of Company Common Stock owned by the Kevin and Marie Stulp Charitable Remainder Unitrust of which Mr. Stulp is a co-trustee.

(7)	Includes options currently exercisable for 125,000 shares of Company Common Stock and warrants currently exercisable for 37,500 shares of Company Common Stock.

(8)	Includes options currently exercisable for 125,000 shares of Company Common Stock and warrants currently exercisable for 37,500 shares of Company Common Stock.

(9)
In the “Before Closing of the Merger Agreement” column, based on the information in the Issuer’s Schedule 13D/A Amendment No. 5, filed February 17, 2005 and the number of outstanding shares of Common Stock as reported by the Issuer’s Transfer Agent as of October 31, 2005, Nathan A. Low has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by the Nathan A. Low Roth IRAs and the shares held by him individually, which total 2,630,367 shares of Company Common Stock, which includes 108,375 shares of Company Common Stock issuable upon exercise of options and warrants. Although Nathan A. Low has no direct voting or dispositive power over an aggregate 917,375 shares of Company Common Stock held by Lisa Low as trustee for the Nathan A. Low Family Trust and as custodian for the Low minor children, he may be deemed to beneficially own those shares because his wife, Lisa Low, is the trustee and custodian of these trusts. Similarly, Nathan A. Low may be deemed to beneficially own those shares of Company Common Stock underlying options and warrants (a total of 157,375 shares of Company Common) held for the benefit of his children, because his wife has sole voting and dispositive power over such shares. Therefore, Nathan A. Low reports shared voting and dispositive power over 3,547,742 shares of Company Common Stock.

In the “After Closing of the Merger Agreement” column, based on information included in an amendment to Schedule 13D/A filed with the SEC on November 10, 2005, Nathan A. Low has the sole power to vote or direct the vote of, and the sole power to direct the disposition of, the shares held by the Nathan A. Low Roth IRAs and the shares held by him individually, which total 4,034,767 shares of Company Common Stock, which includes 108,375 shares of Company Common Stock issuable upon exercise of warrants. Although Nathan A. Low has no direct voting or dispositive power over an aggregate 1,017,375 shares of Company Common Stock held by Lisa Low as trustee for the Nathan A. Low Family Trust and as custodian for the Neufeld minor children, he may be deemed to beneficially own those shares because his wife, Lisa Low, is the trustee of the Family Trust and custodian for the Neufeld children. Similarly, Nathan A. Low may be deemed to beneficially own those shares of Company Common Stock underlying options and warrants (a total of 157,375 shares of Company Common Stock) held for the benefit of his children, because his wife has sole voting and dispositive power over such shares. Therefore, Nathan A. Low reports shared voting and dispositive power over 5,052,142 shares of Company Common Stock.

(10)
Consists of 480,811 shares of Company Common Stock owned by LCM Holdings LDC; 480,811 shares of Company Common Stock owned by Electrum Resources, LLC; and 1,329,370 shares of Company Common Stock owned by Electrum Capital, LLC. Does not include warrants to purchase 800,000 shares of Company Common Stock, which warrants were acquired January 31, 2005.

(11)
Pursuant to investment agreements, each of Rubicon Fund Management Ltd., a company organized under the laws of the Cayman Islands, which we refer to in this footnote as Rubicon Fund Management Ltd., and Rubicon Fund Management LLP, a limited liability partnership organized under the laws of the United Kingdom, which we refer to in this footnote as Rubicon Fund Management LLP, Mr. Paul Anthony Brewer, Mr. Jeffrey Eugene Brummette, Mr. William Francis Callanan, Mr. Vilas Gadkari, Mr. Robert Michael Greenshields and Mr. Horace Joseph Leitch III, share all investment and voting power with respect to the securities held by Rubicon Master Fund. Mr. Brewer, Mr. Brummette, Mr. Callanan, Mr. Gadkari, Mr. Greenshields and Mr. Leitch control both Rubicon Fund Management Ltd. and Rubicon Fund Management LLP. Each of Rubicon Fund Management Ltd., Rubicon Fund Management LLP, Mr. Brewer, Mr. Brummette, Mr. Callanan, Mr. Gadkari, Mr. Greenshields and Mr. Leitch disclaim beneficial ownership of these securities.

(12)
Based on Form 3 - Initial Statement of Beneficial Ownership of Securities filed with the Securities and Exchange Commission by Rubicon Master Fund on April 13, 2005. Does not include warrants to purchase 8,000,000 shares of Company Common Stock, which warrants were acquired January 31, 2005.

(13)	Does not include warrants to purchase 1,840,000 shares of Company Common Stock, which warrants were acquired January 31, 2005.

(14)	Does not include warrants to purchase 2,160,000 shares of Company Common Stock, which warrants were acquired January 31, 2005.

(15)	Includes options currently exercisable for 600,000 shares of Company Common Stock.

(16)	Includes options currently exercisable for 199,998 shares of Company Common Stock.

(17)	Includes options currently exercisable for 199,998 shares of Company Common Stock.

(18)	Includes options currently exercisable for 600,000 shares of Company Common Stock.

(19)	Includes options currently exercisable for 600,000 shares of Company Common Stock.

(20)	Includes options currently exercisable for 160,000 shares of Company Common Stock.

(21)	Includes options and warrants currently exercisable for an aggregate of 562,500 shares of Company Common Stock.

(22)	Includes options and warrants currently exercisable for an aggregate of 2,597,497 shares of Company Common Stock.

CHANGES TO THE BOARD OF DIRECTORS

In connection with the closing under the Merger Agreement, (i) Jeffrey M. Christian, Glenn DeHekker and John P. Ryan, three of the five members of the Board of Directors of the Company, resigned, (ii) the size of the Cadence Board of Directors was reduced to three persons, and (iii) William W. Deneau, former Chairman of Aurora, was named as a director of the Company, to serve with Mr. Howard M. Crosby and Kevin D. Stulp, who continue as directors. In addition, eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date, the following four additional directors designated by Aurora management will become directors of the Company: Earl V. Young, Gary J. Myles, Richard Deneau and Ronald E. Huff.

To the best of the Company’s knowledge, except as set forth below, none of the incoming directors is currently a director or, or holds any position with the Company or has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of the Company’s knowledge, none of the designees has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

After the closing of the Merger, William W. Deneau will serve as Chairman of the Board and Howard M. Crosby as Vice-Chairman. In addition, in connection with the closing under the Merger Agreement: (i) each of the following officers of the Company submitted their resignations: Howard M. Crosby as President and Chief Executive Officer and John P. Ryan as Vice President; (ii) Mr. Ryan remained in his position as Secretary of the Company; and (iii) the following individuals were elected as officers of the Company: William W. Deneau - Chief Executive Officer; Lorraine M. King - Chief Financial Officer; Thomas Tucker - Vice President of Land and Development; John V. Miller, Jr. - Vice President of Exploration and Production; John P. Ryan - Secretary; and Ronald E. Huff - Treasurer. The Company’s executive offices have been relocated to Traverse City, Michigan.

Before the Merger

The following table lists the individuals who served as officers or directors of the Company prior to the Merger.

Name	Age	Position(s) with the Company
Howard M. Crosby	53	Director, Chief Executive Officer and President
Jeffrey M. Christian	50	Director
Glenn DeHekker	49	Director
John P. Ryan	43	Director, Chief Financial Officer, Vice President and Secretary
Kevin D. Stulp	49	Director

After the Merger

The following table lists the individuals who have been (or will be, as applicable) appointed as officers or directors of the Company in connection with the Merger.

Name	Age	Position(s) with the Company
William W. Deneau	61	Director, President, Chairman of Board of Directors
Howard M. Crosby	53	Director, Vice Chairman of Board of Directors
Richard Deneau	59	Director (1)
Ronald E. Huff	50	Director (1), Treasurer
Lorraine M. King	40	Chief Financial Officer
John V. Miller, Jr.	47	Vice President of Exploration and Production
Gary J. Myles	60	Director (1)
John P. Ryan	43	Secretary
Kevin D. Stulp	49	Director
Thomas W. Tucker	63	Vice President of Land and Development
Earl V. Young	64	Director (1)
___________________

(1) Incoming director, effective eleven days after mailing this Information Statement to shareholders of the Company as of the Record Date.

Howard M. Crosby, age 53, has served as Cadence’s President and a director since February 1994. He has served as Cadence’s treasurer since January 1998. Since 1989, Mr. Crosby has been president of Crosby Enterprises, Inc., a family-owned business advisory and public relations firm. Mr. Crosby received a B.A. degree from the University of Idaho. Mr. Crosby is also an officer and director of White Mountain Titanium Corporation., a publicly traded mining exploration company, High Plains Uranium, Inc., Sundance Diamonds Corporation, Dotson Exploration Company and Nevada-Comstock Mining Company (formerly Caledonia Silver-Lead Mines Company), all of the latter being privately held companies.

Jeffrey M. Christian, age 50, has served as a director of Cadence since January 2004. Mr. Christian is the Managing Director of CPM Group, which he and several associates created in June 1986, in a leveraged buyout of the Goldman Sachs Commodities Research Group which they comprised. As Managing Director, Mr. Christian is responsible for the total operation of CPM Group, supervising a respected group of analysts, investment bankers, and dealers dedicated to precious metals and commodities market research, consulting, and investment banking. He is actively engaged in the research products of CPM Group, taking primary responsibility for the long term (10 year) projections for the precious metals and copper markets. Mr. Christian has a Bachelors of Journalism from the University of Missouri and has engaged in post-graduate non-degree studies in econometrics, international economics and finance, and international political science. Mr. Christian is Chairman of Electronic Precious Metals, LLC, a director of Trend Mining Company and Chief Financial Officer and director of North American Emerald Mines, Inc.

Glenn DeHekker, age 49, has served as a director of Cadence since January 2004. Mr. Dehekker is a professional engineer with 25 years experience in the oil and gas industry throughout the United States, Canada, and overseas. He has a B.Sc. in Mechanical Engineering from the University of Missouri and a M.Sc. in Petroleum Engineering from Stanford University. From 1996 to 2001, Mr. DeHekker held several senior management positions, firstly as Development Manager for Marathon’s multi-billion dollar project on Sakhalin Island in eastern Russia, based out of Houston and Moscow, and secondly as Engineering, Geoscience, and Operations Manager for Marathon’s Canadian Operations, based out of Calgary. Since 2001, Mr. DeHekker has been providing project management and consulting services in oil and gas management, operations, and engineering.

John P. Ryan, age 43, has served as Cadence’s Vice President of Corporate Development since September 1996, as Secretary since October 1998 and as a member of Cadence’s board of directors since April 1997. Mr. Ryan is a degreed mining engineer. From August, 2000 to the present, he has served as a Director and the Chief Financial Officer of Trend Mining Company, a publicly traded mineral exploration and development company and since February 2004 he has served as an officer and director of White Mountain Titanium Corporation, a publicly traded mining exploration company. Other companies with which Mr. Ryan holds an officer and/or director position include Bio-Quant, Inc., Nevada-Comstock Mining Company, High Plains Uranium, Inc., GreatWall Gold Corporation, Sundance Diamonds Corporation, TN Oil Co., and Dotson Exploration Company. Many of these companies have only minimal activity and require only a small amount of Mr. Ryan’s time. Mr. Ryan is a former U.S. Naval Officer and obtained a B.S. in Mining Engineering from the University of Idaho and a Juris Doctor from Boston College Law School.

Kevin D. Stulp, age 49, has served as a director of Cadence since March 1997. Since August 1995, Mr. Stulp has variously worked as consultant with Forte Group, on the board of the Bible League, and is active with various other non-profit organizations. From December 1983 to July 1995, Mr. Stulp held various positions with Compaq Computer Corporation, including industrial engineer, new products planner, manufacturing manager, director of manufacturing and director of worldwide manufacturing reengineering. Mr. Stulp holds an M.B.A. and B.S.L.E. in Mechanical Engineering, both from the University of Michigan, and a B.S.L.E. from Calvin College, Grand Rapids, Michigan.

William W. Deneau, age 61, became an employee of Aurora at the time he sold his interest in Jet/LaVanway Exploration, L.L.C. to Aurora in exchange for Aurora’s stock on April 22, 1997. Since that time, Mr. Deneau has been responsible for managing Aurora’s affairs. He officially became a Director on June 25, 1997 and the President on July 17, 1997. Since 1987, Mr. Deneau has also been the President, a Director, and the sole owner of White Pine Land Services, Inc. of Traverse City, Michigan. Prior to March 1, 1997, White Pine Land Services, Inc. was a 35-member company engaged in the business of providing real estate services to oil and gas companies. On March 1, 1997, White Pine Land Services, Inc. sold its business to a newly formed corporation, White Pine Land Company. White Pine Land Services, Inc. continues to exist for the purpose of managing its investments.

Richard Deneau, age 59, retired from Anchor Glass Container Corporation (“Anchor”) in 2004, where he served as a Director and President from 1997 to 2004. He was also the Chief Operating Officer from 1997 to 2002, and the Chief Executive Officer from 2002 until his retirement. Anchor, which is publicly traded and listed on NASDAQ, is the third largest glass container manufacturer in the United States, with annual revenues of about $750 million. When Richard Deneau joined Anchor, it was a financially troubled company. He designed and implemented strategies to turn its financial performance around. One of the strategies involved a Chapter 11 bankruptcy filing in April, 2002. The purpose of this filing was to provide assurance to a new investor that all prior claims had been extinguished. At Anchor’s request, the court issued an order allowing Anchor to continue to pay its creditors in normal course, all creditors were paid in full, and Anchor came out of bankruptcy in August, 2002. Prior to working for Anchor, Richard Deneau served in management at Ball Foster Glass Container Corp., American National Can, Foster Forbes Glass and First National Bank of Lapeer. He served as an auditor with Ernst & Ernst after graduating from Michigan State University in 1968. Richard Deneau is the brother of William W. Deneau, who is the President, CEO and a Director of Aurora.

Ronald E. Huff, CPA, age 50, is currently the Chief Financial Officer and Vice President of Finance for Visual Edge Technology, Inc., a position he has held since 2004. Visual Edge Technology, Inc. is a California holding company engaged in acquiring imaging companies. From 1999 to 2004, Mr. Huff was a Principal and Founder of TriMillennium Ventures, LLC, a private equity investment company located in the Columbus, Canton, Akron, Cleveland, Ohio corridor. Mr. Huff worked for Belden & Blake Corporation from 1986 to 1999 as its Chief Financial Officer and was also its President from 1997 to 1999. Belden & Blake Corporation acquires properties, explores for and develops oil and gas reserves and markets natural gas, primarily in the Appalachian and Michigan Basins. It went through a successful initial public offering in 1992, and was acquired by Texas Pacific Group in 1997. From 1983 to 1986 Mr. Huff was the Chief Accounting Officer of Zilkha Petroleum, from 1980 to 1983 he was a financial analyst for Southern Natural Resources, a natural gas marketing company, and from 1977 to 1980 he was a corporate accountant with Transco Companies Incorporated. Mr. Huff has agreed to chair Cadence’s and Aurora’s Audit Committees.

Lorraine M. King, age 40, has been employed by Aurora since May 29, 2001. The Board of Directors elected her to serve as Chief Financial Officer on March 18, 2003. From November 1, 1992 through May 4, 2001, Ms. King served as Chief Financial Officer of Wepco Energy, LLC, another independent gas producer based in Traverse City, Michigan. Ms. King began her career in public accounting with BDO Seidman, where she spent four years as a tax manager working primarily with oil and gas clients.

John V. Miller, Jr., age 47, became an employee of Aurora at the time he sold his interest in Jet/LaVanway Exploration, L.L.C. to Aurora in exchange for Aurora’s stock on April 22, 1997. Since that time, he has been responsible for overseeing exploration and development activities for Aurora. He officially became a Director on June 25, 1997 and Vice President of Exploration and Production on July 17, 1997. In 1994, Mr. Miller joined Jet Exploration, Inc. of Traverse City, Michigan as a Vice President with responsibility for getting Jet Exploration, Inc. into the shale gas play in Michigan and Indiana. He was the driving force behind the establishment of Jet/LaVanway Exploration, L.L.C. and its effort in southern Indiana. Mr. Miller left the position with Jet Exploration, Inc. to join Aurora. From 1988 to 1994, Mr. Miller worked for White Pine Land Services, Inc. of Traverse City, Michigan, as a land manager.

Gary J. Myles, age 60, has served as a Director of Aurora since June 25, 1997. He is currently Vice President of the northern Michigan region of Fifth Third Mortgage Company (previously Old Kent Mortgage Company), a wholly owned subsidiary of Fifth Third Bank (previously Old Kent Financial Corporation). He is the Affiliate Consumer Manager of Fifth Third Mortgage Company for the northern region of Michigan, and is based in Traverse City, Michigan. Mr. Myles has been with Fifth Third Mortgage Company and its predecessor, Old Kent Mortgage Company, since July 1988. Mr. Myles also owns Foster Care, Ltd., a closely held company for which he serves as a Director, President and Treasurer.

Thomas W. Tucker, age 63, became an employee of Aurora at the time he sold his interest in Jet/LaVanway Exploration, L.L.C. to Aurora in exchange for Aurora’s stock on April 22, 1997. Since that time, he has been responsible for overseeing land development activities for Aurora. He officially became a Director on June 25, 1997 and Vice President of Land and Development on July 17, 1997. Mr. Tucker founded Jet Oil Corporation with his father in 1982. After his father’s death, Mr. Tucker founded Jet Exploration, Inc. in 1987. Mr. Tucker has been the President of Jet Exploration, Inc. since its inception. Jet Exploration, Inc. no longer takes on any new projects, and its existing projects are being allowed to run out their course.

Earl V. Young, age -64, has served as a Director of Aurora since March 30, 2001. He is currently President of Earl Young & Associates of Dallas, Texas, which he founded in 1999. From 1996 to 1999, Mr. Young was the Senior Vice President of Corporate Development for American Mineral Fields, Inc. of Dallas, Texas. From 1993 to 1996, Mr. Young was a principal in Young & Lowe, which offered business consulting services to small capitalization companies. Prior to 1993, Mr. Young was involved in the investment banking business. He is President of the US/Madagascar Business Council headquartered in Washington, D.C. and a Director of the Corporate Council on Africa in Washington D.C. Mr. Young was a gold medalist in the Summer Olympic Games in 1960 in track, has served as President of the Southwest Chapter of Olympians, and was the founding chairman of the Olympians for Olympians Relief Committee.

LEGAL PROCEEDINGS

There is no material pending litigation by or against the Company.

To the Company’s knowledge, no director, officer or affiliate of the Company, and no owner of record or beneficial owner of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except with respect to the Merger Agreement and as described in the following paragraphs, none of the Company’s directors or officers, nor any of the incoming directors, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the Company’s outstanding shares, nor any of the Company’s promoters, nor any relative or spouse of any of the foregoing persons, has any material interest, direct or indirect, in any transaction since January 1, 2005 or in any presently proposed transaction that, in either case, has affected, or will materially affect, the Company. None of the Company’s directors or officers, nor any incoming director is indebted to the Company.

Aurora leases its office and storage space from South 31, L.L.C. William W. Deneau and Thomas W. Tucker each own one-third of South 31, L.L.C. The storage building contains four other storage units that are leased to unrelated third parties at the same rate that Aurora pays.

Messrs. Deneau, Tucker and Miller, who are officers and directors of Aurora, are all involved as equity owners in numerous corporations and limited liability companies that are active in the oil and gas business. Existing affiliations involving co-ownership of projects in which Aurora is active, are itemized below.

Messrs. Deneau, Tucker and Miller own equal shares in JetX, LLC, an exploration company that owns a 10% working interest in the Treasure Island project.

Mr. Miller has an ownership interest in Miller Resources, Inc., Miller Resources 1994-1, and Miller Resources 1996-1, which own working interests of 1%, 0.5% and 1% respectively, in the Beyer project. Mr. Miller also has an ownership interest in Energy Ventures, LLC, which owns a .75% working interest in the Black Bean project.

Messrs. Deneau, Tucker and Miller own Jet Exploration, Inc. which owns an approximate 1% working interest in the Beregasi well.

It is probable that on occasion, Aurora will find it necessary or appropriate to deal with other entities in which Messrs. Deneau, Tucker and Miller have an interest.

On September 7, 2004, the Patricia A. Deneau Trust, DTD 10/12/95, borrowed $100,000 from Aurora to purchase shares of Aurora common stock from an Aurora stockholder. This trust is controlled by William W. Deneau. The loan was evidenced by an unsecured demand promissory note bearing interest at the rate of 4.5% per year. The promissory note has been repaid in full. The shares purchased by the trust were subsequently sold by the trust to Ms. King.

BOARD OF DIRECTORS’ MEETINGS and Committees

During the fiscal year ended September 30, 2005, the Company’s audit and compensation committees consisted of Messrs. Christian, DeHekker and Stulp. As a result of the resignations of Messrs. Christian and DeHekker from the Company’s Board of Directors, Mr. Stulp is the sole remaining member of these committees. The Company intends to establish new audit, compensation and nominating committees promptly after this Information Statement is furnished to Company shareholders as of the Record Date and the new Directors take office. It is anticipated that these new committees will consist of the following directors: Audit Committee: Ronald E. Huff (Chair), Gary J. Myles and Earl V. Young; Compensation Committee: Howard M. Crosby, Kevin D. Stulp and Earl V. Young; Nominating and Governance Committee: Gary J. Myles, Howard M. Crosby and Kevin D. Stulp.

Nominations for Directors

Upon the establishment of a Nominating and Governance Committee, the Board will adopt a formal policy regarding qualifications of director candidates. Currently, in evaluating director nominees, the Board considers a variety of factors, including the appropriate size of the Company’s Board of Directors; the needs of the Company with respect to the particular talents and experience of its directors; the knowledge, skills and experience of nominees, including experience in the oil and gas industry, finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board; experience with accounting rules and practices; and the desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members.

To date, the Company has not engaged third parties to identify or evaluate or assist in identifying potential nominees, although the Company reserves the right in the future to retain a third party search firm, if necessary.

During the fiscal year ended September 30, 2005, the Company’s Board of Directors met six times, and the Audit and Compensation Committees each met twice. No director attended fewer than 75% of the meetings of the Board or of each committee of which he was a member.

The Company’s Board of Directors does not currently provide a process for securityholders to send communications to the Board of Directors as the Company management believes that until this point it has been premature given the limited liquidity of the common stock of the Company to develop such processes.

EXECUTIVE COMPENSATION

The following table sets forth the annual and long-term compensation for services in all capacities to the Company for the fiscal years ended September 30, 2005, 2004 and 2003 paid to the Company’s Chief Executive Officer and other executive officer who served as an executive officer during the last completed fiscal year.

SUMMARY COMPENSATION TABLE

				Long-Term Compensation
				Awards
Name and Principal Position	Annual Compensation			Restricted	Securities Underlying
	Year	Salary ($)	Bonus	Stock	Options/SARs
Howard M. Crosby Chief Executive Officer	2005	133,775	--	30,000	50,000
	2004	61,500	--	--	--
	2003	62,500(1)	--	80,000	--
John P. Ryan Vice President and Secretary	2005	142,425	--	30,000	50,000
	2004	70,336	--	--	--
	2003	62,500 (2)	--	80,000	--

(1)
The cash portion of Mr. Crosby’s salary for fiscal 2003 was $62,500, of which he received $18,000 in fiscal 2003, payment of the remaining $44,500 having been deferred until after the end of fiscal 2003. In addition, he received 80,000 shares of Cadence common stock, 20,000 per quarter. These were valued at 50% of the closing price at the end of the quarter for which the shares were awarded: $17,000 for the first quarter, $14,500 for the second quarter, $17,000 for the third quarter and $32,500 for the fourth quarter, for a total of $80,500 in stock compensation and $143,500 in total compensation.

(2)
The cash portion of Mr. Ryan’s salary for fiscal 2003 was $62,500. In addition, he received 80,000 shares of Cadence common stock, 20,000 per quarter. These were valued at 50% of the closing price at the end of the quarter for which the shares were awarded: $17,000 for the first quarter, $14,500 for the second quarter, $16,500 for the third quarter and $32,500 for the fourth quarter, for a total of $80,500 in stock compensation and $143,500 in total compensation.

OPTION GRANTS IN LAST FISCAL YEAR (October 1, 2004 - September 30, 2005)

NAME	Number Of Securities Underlying Options Granted (1)	% Of Total Options Granted To Employees In The Fiscal Year	Exercise Price	Expiration Date	Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation For Option Term
					5%	10%
Howard M. Crosby	50,000	50	$1.21	January 7, 2008	$110,259	$144,896
John P. Ryan	50,000	50	$1.21	January 7, 2008	$110,259	$144,896

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR-END
AND FISCAL YEAR-END OPTION VALUES TABLE

The following table contains information concerning the number of shares acquired and value realized from the exercise of options by the named executive officers during fiscal 2004 and the number of unexercised options held by the named executive officers at September 30, 2005.

	NUMBER OF SHARES OF COMMON STOCK UNDERLYING UNEXERCISED OPTIONS AT YEAR END (SEPTEMBER 30 2005)		VALUE OF UNEXERCISED I N-THE-MONEY OPTIONS AT YEAR END (SEPTEMBER 30 2005) (1)
NAME	EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Howard M. Crosby	50,000	--	$107,000	--
John P. Ryan	50,000	--	$107,000	--

(1)	Options are“in-the-money” if the market price of a share of common stock exceeds the exercise price of the option.

Cadence has no retirement, pension or profit sharing program for the benefit of its directors, officers or other employees, but the Board of Directors may recommend one or more such programs for adoption in the future.

Compensation of Directors

All directors are reimbursed for out-of-pocket expenses in connection with attendance at meetings of the Board of Directors. The Company has in the past compensated its directors in cash and in shares of Company Common Stock, and has generally in the past granted options to Directors upon joining the Board. During the fiscal year ended September 30, 2005, each non-employee director received (1) $5,000 per quarter of completed service, (2) 4,000 restricted shares of common stock for each year of service on any committee of the Board of Directors, (3) $2,500 for any committee of which they chair; and each Director (employee or non employee) was entitled to an option to purchase 50,000 shares of Company Common Stock on the anniversary of his appointment to the Board. Board members may be granted additional stock options pursuant to Board recommendation and approval. The Company also has in the past paid its non-employee directors $1,600 for each board meeting they attend in person and $750 for each telephonic meeting and employee directors $600 for each board meeting they attend in person.

During the fiscal year ended September 30, 2005, Messrs. Christian, DeHekker and Stulp, the three non-employee directors, each received options to purchase 50,000 shares of Company Common Stock at an exercise price of $1.42 per share, and Messrs. Crosby and Ryan, the employee directors, each received options to purchase 50,000 shares of Company Common Stock at an exercise price of $1.21 per share. Also for the 2005 fiscal year, Messrs. Christian, Crosby, DeHekker, Ryan and Stulp each received 15,000 shares of Company Common Stock per quarter for the first 3 quarters of 2005 as compensation for the service on the board of directors. Messrs. DeHekker and Stulp received an additional 4,000 shares of Company Common Stock for their service on a committee of the board of directors.

In addition, subsequent to September 30, 2005, each of Messrs. Christian, DeHekker and Ryan, the resigning directors, received warrants to purchase an aggregate of 37,500 shares of Company Common Stock, consisting of a warrant to purchase 12,500 shares of Company Common Stock for a purchase price of $2.53 per share, a warrant to purchase 12,500 shares of Company Common Stock for a purchase price of $2.23 per share, a warrant to purchase 12,500 shares of Company Common Stock for a purchase price of $3.28 per share.

There are no contractual arrangements with any member of the Board of Directors.

Bonuses and Deferred Compensation

The Company does not have any bonus, deferred compensation or retirement plan. The Company does not have a compensation committee; all decisions regarding compensation are determined by the Company’s Board of Directors.

Stock Options

In February, 2004 the Board adopted the 2004 Stock Option and Stock Award Plan which was approved by the Shareholders in May, 2004 and under which up to 1,000,000 shares of Company Common Stock could be awarded as share awards or options and based upon merit of work performed as well as a retention tool. As of September 30, 2005, 625,500 shares or options have been awarded under this plan, of which 400,000 options are currently outstanding and exercisable.

Prior to the 2004 Stock Option and Stock Award Plan, the Company’s Board of Directors chose to make option or warrant awards to select officers, directors, consultants, or shareholder/investors in order to induce them to assist it in implementing its business plan and to provide long term additional incentive. These options or warrants, as awarded, were not awarded pursuant to a plan but were specific individual awards with varying terms and conditions. In some instances, the Board of Directors reserved the right to cancel these awards for non-performance or other reasons, or established a vesting schedule pursuant to which the award is earned.

Employment Contracts, Termination of Employment and Change of Control Arrangements

There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in the Summary Compensation Table above, that would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person’s employment with the Company or the Company’s subsidiaries, or any change in control of the Company, or a change in the person’s responsibilities following a change of control.

Compensation Committee Report

Compensation Philosophy. The philosophy of the Company’s Compensation Committee for the fiscal year ended September 30, 2005 was to provide competitive levels of compensation that are appropriate given the performance and commitment of the Company’s executive officers compared with similarly situated executives in the oil and gas industry; link management’s pay to the achievement of the Company’s annual and long-term performance goals; and assist the Company in attracting and retaining qualified management. However, because of the limited number of companies that can be compared to the Company in terms of stage of resource development, net income, and similar items, a significant amount of subjectivity was involved in the decisions of the Compensation Committee.

Base Salaries. Base salaries for management employees are determined initially by evaluating the responsibilities of the position held and the experience of the individual, and by reference to the competitive marketplace for management services, including a comparison of base salaries for comparable positions at comparable companies within the oil and gas industry. Annual salary adjustments are determined by evaluating the competitive marketplace, the performance of the Company, the performance of the executive, and any increased responsibilities assumed by the executive. The Committee believes the base salaries of executive officers are at or below those of similarly situated executives in the oil and gas industry.

Bonus Arrangement. To encourage and reward outstanding corporate and individual performance, the Company from time to time considers awarding merit bonuses to its executive officers, based on the Company’s operating results and the achievement of certain defined major business objectives.

Compensation of Chief Executive Officer. The amount of the Chief Executive Officer’s compensation for the fiscal year ended September 30, 2005 was determined in accordance with the principles discussed in the foregoing paragraphs and was based upon a subjective evaluation by the Committee of the leadership demonstrated by Mr. Crosby during the fiscal year.

Respectfully Submitted,
Kevin D. Stulp

Audit Committee

The audit committee: (i) appoints the Company’s independent auditors and monitors the independence of the Company’s independent auditors; (ii) reviews the Company’s policies and procedures on maintaining its accounting records and the adequacy of its internal controls; (iii) reviews management’s implementation of recommendations made by the independent auditors and internal auditors; (iv) considers and pre-approves the range of audit and non-audit services performed by independent auditors and fees for such services; and (v) reviews and votes on all transactions between the Company and any of its officers, directors or other affiliates.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires certain defined persons to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission and the National Association of Securities Dealers in accordance with the rules and regulations promulgated by the Commission to implement the provisions of Section 16. Under the regulatory procedure, officers, directors, and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely on a review of the copies of Forms 3, 4 and 5 furnished to the Company between October 1, 2004 through November 4, 2005, the Company's officers, directors and greater than 10% beneficial owners complied with all Section 16(a) filing requirements except as follows: Rubicon Master Fund filed a late Form 3 for two transactions that occurred on January 31, 2005; Jeffrey M. Christian filed a late Form 4 for the two transactions that occurred on January 7, 2005; Glenn DeHekker filed a late Form 4 for the one transaction that occurred on June 8, 2005 and a late Form 4 for six transactions that occurred March 1, 2004, January 7, 2005, June 8, 2005, October 17, 2005, and October 31, 2005; Nathan A. Low filed a late Form 4 for seven transactions that occurred on January 1, 2005; John P. Ryan filed a late Form 4 for four transactions that occurred on January 7, 2005 and October 31, 2005; Kevin D. Stulp filed a late Form 4 for one transaction that occurred on December 31, 2004 and a late Form 4 for one transaction that occurred on January 17, 2005; Glenn DeHekker filed a late Form 5 for three transactions that occurred on March 31, 2004, August 20, 2004 and January 17, 2005; and Kevin D. Stulp filed a late Form 5 for two transactions that occurred on April 21, 2004 and September 27, 2004.

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Performance Graph

The following graph shows the percentage change in the Company’s cumulative total stockholder return on its Common Stock since September 30, 2000 measured by dividing the sum of (A) the cumulative amount of dividends, assuming dividends reinvestment during the periods presented, and (B) the difference between the Company’s share price at the end and the beginning of the periods presented; by the share price at the beginning of the periods presented. The graph demonstrates cumulative total returns for the Company, NASDAQ Market Index, and the Hemscott Oil and Gas Drilling/Exploration Industry Group Index1  from September 30, 2000 through September 30, 2005.

Cadence Resources Corporation
November 10, 2005

1 The Hemscott Oil & Gas Drilling/Exploration Industry Group Index is composed of the following companies: American Energy Group, Arena Resources Inc., Atlas America Inc., Atwood Oceanics Inc., Australian Oil & Gas, Bill Barrett Corporation, Bois D'arc Energy LLC, BPZ Energy Inc., Bronco Drilling Co. Inc., China North East Petro H, Diamond Offshore Drilling, Discovery Oil Ltd., Dune Energy Inc., Eden Energy Corp., Enernorth Industries Inc., Enerplus Resources Fd, Ensco International Inc., Geoglobal Resources Inc., Globalsantafe Corp., Grey Wolf Inc., Helmerich & Payne Inc., Hiland Partners LP, Ivanhoe Energy Inc., Jed Oil Inc., KCS Energy Inc., Miller Petroleum Inc., Mountains West Explor, Nabors Industries Ltd., Nelx Inc., Ngas Resources Inc., Noble Corp. Cayman Islands, Norsk Hydro AS ADR, Oceaneering International, Pangea Petroleum, Parker Drilling Co., Patch International Inc., Patterson-Uti Energy Inc., Pengrowth Energy Trust, Petrol Oil and Gas Inc., Petroleo Brasileiro SA, Pioneer Drilling Co., Portrush Petroleum Corp., Quest Resource Corp., Rochester Resources Ltd., Rowan Companies Inc., Smedvig ASA Cl A ADR , Smedvig ASA Cl B ADR, Tasker Capital Corp., Teton Energy Corp., Todco, Transmeridian Exploration, Transocean Inc., Tri Valley Corp., Unit Corp., United Heritage Corp., W&T Offshore Inc., Westside Energy Corp., and Whiting Petroleum Corp.